Exhibit (a)(1)(E)
[FOR ELECTIONS BY U.S. MAIL (OR OTHER POST) OR FEDERAL EXPRESS (OR SIMILAR DELIVERY SERVICE)]

Confirmation e-mail to option holders who elect to participate in the option exchange program via U.S. mail (or other post) or Federal Express (or similar delivery service)

Rocket Fuel Inc. (alternatively referred to as “Rocket Fuel,” the “Company,” “we,” “our” or “us”) has received your election form by which you accepted Rocket Fuel’s offer (the “Offer”) to exchange certain outstanding underwater options for a lesser number of new options with a new exercise price, subject to a new vesting schedule, subject to the terms and conditions of the Offer.
If you change your mind, you may change your election as to some or all of your eligible option grants by following the instructions to complete and submit a withdrawal either to Stock & Option Solutions (“SOS”) (the third party we have engaged to assist with the implementation of the Offer) via the Offer website at https://rocketfuel.equitybenefits.com/ (our preferred method) or to Rocket Fuel via U.S. mail (or other post) or Federal Express (or similar delivery service). A properly completed withdrawal must be delivered to and received by SOS or Rocket Fuel, as applicable, on or before 9:00 p.m., Pacific Time, on the Offer’s expiration date, currently expected to be June 10, 2016, to:

Offer Website: https://rocketfuel.equitybenefits.com/

OR

Ken Scully, Senior Director, Stock Administration
Rocket Fuel Inc.
1900 Seaport Boulevard
Redwood City, CA 94063
(650) 517-8837

You also may elect to exchange additional eligible option grants in the Offer by submitting a new election that lists all the eligible option grants you wish to exchange in the Offer. Only elections and withdrawals that are properly completed, signed and actually received by SOS via the Offer website or Rocket Fuel at the address above by the deadline will be deemed valid elections. Elections and withdrawals submitted by any other means, including hand delivery, interoffice mail, facsimile, text message or e‑mail are not permitted. If you have questions, please direct them to Ken Scully, Senior Director, Stock Administration, at exchange@rocketfuelinc.com or (650) 517-8837.

Please note that our receipt of your election is not by itself an acceptance of the eligible option grants for exchange. For purposes of the Offer, Rocket Fuel will be deemed to have accepted eligible option grants for exchange that are validly elected for exchange and not properly withdrawn as of when Rocket Fuel gives oral or written notice to the option holders generally of its acceptance for exchange of such eligible option grants. The notice may be made by press release, e-mail or other method of communication. Rocket Fuel’s formal acceptance of the properly tendered options is expected to take place shortly after the end of the Offer period.
This confirmation e-mail does not constitute the terms of the Offer. The full terms and conditions of the Offer are described in the following materials previously provided to you: (1) the Offer to Exchange Certain Outstanding Options for New Options; (2) the e-mail from JoAnn Covington, our General Counsel, dated May 13, 2016 and the e-mail from stock@rocketfuelinc.com.com, dated May 13, 2016; (3) the election form, together with its associated instructions; and (4) the withdrawal form, together with its associated instructions. You also may access these documents through the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/cgi-bin/browse-edgar?company=rocket+fuel&owner=exclude&action=getcompany and on the Offer website at https://rocketfuel.equitybenefits.com/.